# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elite Express Holding Inc., CIK 0002053641
CUSIP: 28661C104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 23046 Avenida De La Carlota, Suite 600, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002095369

## Reporting persons
- Ping Capital Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 766,667; sole dispositive power 0; shared dispositive power 766,667; aggregate amount beneficially owned 766,667 (6.1% of the class)
  Comment: Represents Class A common stock held by Ping Capital Holdings Ltd, a British Virgin Islands company, which is 100% owned by Ping Hu, as of September 30, 2025. Percentage of class is calculated based on 12,550,005 Class A common stock outstanding as of September 30, 2025.
- Ping Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 766,667; sole dispositive power 0; shared dispositive power 766,667; aggregate amount beneficially owned 766,667 (6.1% of the class)
  Comment: Represents Class A common stock indirectly held by Ping Hu through Ping Capital Holdings Ltd as of September 30, 2025. Percentage of class is calculated based on 12,550,005 Class A common stock outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Elite Express Holding Inc.
Address of issuer's principal executive offices: 23046 Avenida De La Carlota, Suite 600, Laguna Hills, CA 92653

## Item 2. Person Filing
Name of person filing:
Ping Capital Holdings Ltd
Ping Hu
Address of principal business office or, if none, residence: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands
Citizenship:
British Virgin Islands
China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 766,667
Percent of class: 6.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 766,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 766,667

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Ping Capital Holdings Ltd: /s/ Ping Hu, Ping Hu/Director (11/07/2025)
- Ping Hu: /s/ Ping Hu, Ping Hu (11/07/2025)